
HORIZONS
EXCHANGE TRADED FUNDS
Nasdaq 100 Covered Call ETF: QYLD
S&P 500 Covered Call ETF: HSPX

The Horizons ETF Board would like to make investors aware of an upcoming proposed reorganization of our three funds. If shareholders approve the plan, the funds will be reorganized into a newly created series of Global X Funds. Under the reorganization, each of the funds will be managed in accordance with the same investment objective, and subject to substantially the same investment strategies, policies and risks as immediately prior to the proposed reorganization. For more information, please visit https://horizonsetfsus.com.

Horizons Nasdaq 100 Covered Call ETF (Nasdaq: QYLD)

Watch: As Featured on Bloomberg ETF IQ


Nasdaq 100
+
Index Options
=
QYLD

Given recent market volatility, we've seen QYLD generate greater levels of premium from writing Nasdaq 100 Index call options, as outlined below.

QYLD October Distribution Information* (As of 10/30/18)

- 12-Month Trailing Yield: 11.48%
- Annualized Distribution: 12.93%
- October Distribution: 1.08%
- YTD Distributions: 9.83%
- Distribution Frequency: Monthly

QYLD's Previous 12-Months Distribution



Performance data quoted represents past performance and is no guarantee of future results. Investment return and principle value fluctuate, so that an investor's shares, when redeemed, may be worth more or less than their original cost; and current performance may be higher or lower than the performance data quoted.

What Drives QYLD's Distributions?

- **Call Premiums:** Horizons ETFs sells monthly Nasdaq 100 Index call options (NDX Options) and collects the premium from the counter party.
- **Market Volatility:** Historically, as volatility rises, so too does the level of premium that can be generated from writing a call option*.

How does the covered call process work?


Start Here
Buy all the equities in the Nasdaq 100 Index
Write/sell NDX index options every month on base index
Wait until index option settles/expires at the end of the month
Seek to distribute
Get new option position from the CBOE


to shareholders

Click here to schedule a personal meeting with a member of the sales department to learn more about the Horizons Covered Call ETFs.

Horizons ETFs (US)
1-855-496-3837
Email: USMarketing@HorizonsETFs.com
Horizons ETFs US Website: Click Here
QYLD Prospectus: Click Here
Investor Guide: Click Here
Bloomberg ETF IQ Video: Click Here

"Covered call writing can limit the upside potential of the underlying securities. A portion of the distribution has included a return of capital. To see the most recent fund performance for QYLD, please click here.

Institutional Use Only

Additional Information



Quarterly Fact Sheet - Nasdaq 100 Covered Call ETF (QYLD)


HORIZONS
EXCHANGE TRADED FUNDS
An Investors Guide to Horizons Covered Call Exchange Traded Funds
HSPX | QYLD

Investor's Guide to Covered Call ETFs

Horizons ETFs is a member of Mirae Asset Global Investments.

Disclosures:

For Institutional Use Only.
QYLD Prospectus: Click Here

Before investing you should carefully consider each Funds' investment objectives, risks, charges and expenses. This and other information is in their respective prospectus which can be found at www.horizonsetfsus.com. Please read the prospectus carefully before you invest. Distributor: Foreside Fund Services, LLC

QYLD Disclosures: Shares bought and sold at market price (not NAV), are not individually redeemable, and owners of the Shares may acquire those Shares from the Funds and tender those shares for redemption to the Funds in Creation Unit aggregations only, consisting of 50,000 Shares. Brokerage commissions will reduce returns. ***The Fund engages in writing covered call Index options on the NASDAQ-100 Index. By selling covered call options, the Fund limits its opportunity to profit from an increase in the price of the underlying Index above the exercise price, but continues to bear the risk of a decline in the index. A liquid market may not exist for options held by the Fund. While the Fund receives premiums for writing the call options, the price it realizes from the exercise of an option could be substantially below the indices current market price.*** *The Fund is considered* ***non-diversified*** *and may be subject to greater risks than a diversified fund. Horizons ETFs Management (US) LLC is the Investment Adviser of the Fund.*

HSPX Disclosures: *Horizons ETFs is a member of Mirae Asset Global Investments. Commissions, trailing commissions, management fees and expenses all may be associated with an investment in exchange traded products advised and managed by Horizons ETFs Management (USA) LLC. The Horizons Exchange Traded Funds are not guaranteed, their values change frequently and past performance may not be repeated. Individual shares of the Horizons-branded exchange traded funds (the "Funds") may be purchased or sold in the secondary market throughout the regular trading day on the New York Stock Exchange through a brokerage account. However, shares are not individually redeemable directly from the Funds. Each Fund issues and redeems shares on a continuous basis, at NAV, only in blocks of at least 50,000 shares ("Creation Units"), principally in-kind for securities included in the relevant Index.*

Shares are bought and sold at market price, not net asset value (NAV), and are not individually redeemed from the Fund. Market price returns are based on the midpoint of the bid/ask spread at 4:00 pm Eastern Time (when NAV is normally determined) and do not represent the returns you would receive if you traded at other times. ***There are risks involved with investing, including possible loss of principal. Concentration in a particular industry or sector will subject the Funds to loss due to adverse occurrences that may affect that industry or sector. The Funds risk not benefiting from potential increases in the value of underlying securities above the exercise prices of the written covered call options, and are subject to the risk of declines in the value of such securities. Each sector fund is subject to its own specific risk factors. See prospectus for specific risks regarding each Fund and sector.*** *An option is a contract sold by one party to another that gives the buyer the right, but not the obligation, to buy (call) or sell (put) a stock at an agreed upon price within a certain period or on a specific date. A covered call option involves holding a long position in a particular asset, in this case U.S. common equities, and writing a call option on that same asset with the goal of realizing additional income from the option premium. 7 30-*

[illegible]
earned by the Fund less expenses over the most recent 30-day period by the current maximum offering price. 2 The yield an investor would have received if they had held the ETF over the last twelve months stated as a percentage of the net asset value per unit on the last business day of the most recent month end.

Shares are bought and sold at market price (not NAV), are not individually redeemable, and owners of the Shares may acquire those Shares from the Funds and tender those shares for redemption to the Funds in Creation Unit aggregations only, consisting of 50,000 Shares. Brokerage commissions will reduce returns.

The Fund is distributed by Foreside Fund Services, LLC, which is not affiliated with Horizons ETFs Management (US) LLC or any of its affiliates. Please visit www.HorizonsETFsUS.com or call 855-496-3837 if you have any questions.

Glossary:

***Strike Price:** *The price at which a put or call option can be exercised*

****Drawdown:** *A drawdown is the peak-to-trough decline during a specific recorded period of an investment, fund or commodity*

We've got your options covered.

Horizons ETFs offers the largest family of covered call ETFs in the United States giving you more "options" to meet your income needs.

Learn More

QYLD | HSPX

The Horizons ETF Board would like to make investors and shareholders aware of an upcoming proposed reorganization of our three funds. If shareholders approve the plan, the funds will be reorganized into a newly created series of **Global X Funds** Under the reorganization, each of the funds will be managed in accordance with the same investment objective, and subject to substantially the same investment strategies, policies and risks immediately prior to the proposed re-organization.

Shareholders will not incur any sales loads or similar transaction costs as a result of the proposed reorganizations. The management fee and total annual fund operating expenses, net of applicable waivers, of each fund is expected to be the same after the reorganization. **Based in part on management's recommendation, The Horizons ETF board is recommending that shareholders vote "for" the approval of the plan to authorize the reorganization.** Shareholders are encouraged to vote at proxyonline.com, by contacting FundProxy@horizonsetfs.com, or by calling toll free **1-800-967-5068.**

HORIZONS NASDAQ 100 COVERED CALL ETF (QYLD)

PROFESSIONAL OPTIONS MANAGEMENT IN AN ETF

› DOWNLOAD FUND FACT SHEET

QYLD NAV	$23.34
Net Assets	$480,083,221
Expense Ratio	0.60%

Base Index + Index Call Options = Horizons Covered Call ETF

› ACCESS THE INVESTOR GUIDE

POTENTIAL BENEFITS OF HORIZONS COVERED CALL ETFS

- Professional options management, packaged into an ETF
- Seeks to generate via monthly call options on major U.S. indexes
- Seeks a measure of portfolio protection from options premium received from monthly index call options

AS FEATURED ON BLOOMBERG ETF IQ – "TAKING AN OPTION ON THE NASDAQ 100"

Horizons ETFs (US) Portfolio Manager and Head of Product Development, Jonathan Molchan, takes a deep dive into QYLD on the Bloomberg Segment.


Bloomberg

EXPLORE OUR ETFS

The Horizons ETFs Group makes up one of the largest collective families of ETFs in the world. At Horizons ETFs U.S. we constantly maintain focus on our clients and the products we develop, which is driven by our core value of ETF innovation. Our growing lineup of investment products cover a diverse range of strategies including risk management, innovative and thematic access, and actively managed products. Learn more below.

Horizons Nasdaq 100 Covered Call ETF (QYLD)	The Horizons NASDAQ 100 Covered Call ETF ("Fund") seeks to provide investment results that will closely correspond, before fees and expenses, generally to the price and yield performance of the CBOE NASDAQ-100® BuyWrite V2 Index.
Horizons S&P 500 Covered Call ETF (HSPX)	The Horizons S&P 500 Covered Call ETF ("Fund") seeks to provide investment results that will closely correspond, before fees and expenses, generally to the price and yield performance of the CBOE S&P 500 2% OTM BuyWrite Index (BXY Index).
Horizons DAX Germany ETF (DAX)	The Horizons DAX Germany ETF ("Fund") seeks to provide investment results that will closely correspond, before fees and expenses, to the price and yield performance of the DAX® Index.

ACCESS FUND AND INVESTMENT RESOURCES

- PRESS RELEASES
- CONTACT US
- HOW TO BUY
- ABOUT HORIZONS ETFS U.S.

ACCESS EDUCATIONAL RESOURCES

- BLOOMBERG ETF IQ - "TAKING AN OPTION ON THE NASDAQ 100
- INVESTOR GUIDE TO COVERED CALL ETFS
- TIPS FOR NAVIGATING VOLATILE MARKETS

Social Media Policy

Before investing you should carefully consider the fund's investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained on this website. Please read the prospectus carefully before you invest.

There are risks involved with investing, including possible loss of principal. Concentration in a particular industry or sector will subject the funds to loss due to adverse occurrences that may affect that industry or sector. Each sector fund is subject to its own specific risk factors. See prospectus for specific risks regarding fund. Investors in the funds should be willing to accept a high degree of volatility in the price of the fund's shares and the possibility of significant losses. International investing involves risks, including -risks related to foreign currency, limited liquidity, less government regulation and the possibility of substantial volatility due to adverse political, economic or other developments. These risks often are heightened for investments in emerging/developing markets or in concentrations of single-countries. Diversification may not protect against market risk or loss of principal. DAX and QYLD are considered **non-diversified** and may be subject to greater risks than a diversified fund.

QYLD and HSPX both engage in options trading. An option is a contract sold by one party to another that gives the buyer the right, but not the obligation, to buy (call) or sell (put) a stock at an agreed upon price within a certain period or on a specific date. A covered call option involves holding a long position in a particular asset, in this case U.S. common equities, and writing a call option on that same asset with the goal of realizing additional income from the option premium.

QYLD engages in writing covered call index options on the Nasdaq-100 Index and HSPX engages in writing covered call index options on the S&P 500® Index. By selling covered call options, the fund limits its opportunity to profit from an increase in the price of the underlying index above the exercise price, but continues to bear the risk of a decline in the index. A liquid market may not exist for options held by the fund. While the fund receives premiums for writing the call options, the price it realizes from the exercise of an option could be substantially below the indices current market price.

Horizons ETFs Management (US) LLC is the investment adviser of HSPX, DAX, QYLD, and USDY. The funds are distributed by Foreside Fund Services, LLC, which is not affiliated with Horizons ETFs Management (US) LLC or any of its affiliates.

Individual shares of the Horizons-branded exchange traded funds (the "funds") may be purchased or sold in the secondary market throughout the regular trading day on the New York stock exchange or Nasdaq exchange through a brokerage account. Brokerage commissions will reduce returns. However, shares are not individually redeemable directly from the funds. Each fund issues and redeems shares on a continuous basis, at NAV, only in blocks of shares ("creation units"), principally in-kind for securities included in the relevant index. The creation units for DAX, QYLD, HSPX, and USDY are 50,000 shares.

PASSIVE ETFS NEWSROOM ABOUT US

Where can you turn during volatile markets?

Historically as volatility rises, so too does the level of premium that can be generated on call writing.

Learn More

QYLD | Horizons Nasdaq 100 Covered Call ETF

The Horizons ETF Board would like to make investors and shareholders aware of an upcoming proposed reorganization of our three funds. If shareholders approve the plan, the funds will be reorganized into a newly created series of **Global X Funds**. Under the reorganization, each of the funds will be managed in accordance with the same investment objective, and subject to substantially the same investment strategies, policies and risks immediately prior to the proposed re-organization.

Shareholders will not incur any sales loads or similar transaction costs as a result of the proposed reorganizations. The management fee and total annual fund operating expenses, net of applicable waivers, of each fund is expected to be the same after the reorganization. **Based in part on management's recommendation, the Horizons ETF Board is recommending that shareholders vote "for" the approval of the plan to authorize the reorganization.** Shareholders are encouraged to vote at proxyonline.com, by contacting FundProxy@horizonsetfs.com, or by calling toll free **1-800-967-5068**

HORIZONS NASDAQ 100 COVERED CALL ETF (QYLD)

PROFESSIONAL OPTIONS MANAGEMENT IN AN ETF

+ DOWNLOAD FUND FACT SHEET

QYLD NAV	$23.74
Net Assets	$480,083,221
Expense Ratio	0.60%

Base Index + Index Call Options = Horizons Covered Call ETF

+ ACCESS THE INVESTOR GUIDE

POTENTIAL BENEFITS OF HORIZONS COVERED CALL ETFS

– Professional options management, packaged into an ETF

– Seeks to generate via monthly call options on major U.S. indexes

– Seeks a measure of portfolio protection from options premium received from monthly index call options

AS FEATURED ON BLOOMBERG ETF IQ – "TAKING AN OPTION ON THE NASDAQ 100"

Horizons ETFs (US) Portfolio Manager and Head of Product Development, Jonathan Molchan, takes a deep dive into QYLD on the Bloomberg Segment.



EXPLORE OUR ETFS

The Horizons ETFs Group makes up one of the largest collective families of ETFs in the world. At Horizons ETFs U.S. we constantly maintain focus on our clients and the products we develop, which is driven by our core value of ETF innovation. Our growing lineup of investment products cover a diverse range of strategies including risk management, innovative and thematic access, and actively managed products. Learn more below.

Horizons Nasdaq 100 Covered Call ETF (QYLD)	The Horizons NASDAQ 100 Covered Call ETF ("Fund") seeks to provide investment results that will closely correspond, before fees and expenses, generally to the price and yield performance of the CBOE NASDAQ-100® BuyWrite V2 Index.
Horizons S&P 500 Covered Call ETF (HSPX)	The Horizons S&P 500 Covered Call ETF ("Fund") seeks to provide investment results that will closely correspond, before fees and expenses, generally to the price and yield performance of the CBOE S&P 500 2% OTM BuyWrite Index (BXY Index).
Horizons DAX Germany ETF (DAX)	The Horizons DAX Germany ETF ("Fund") seeks to provide investment results that will closely correspond, before fees and expenses, to the price and yield performance of the DAX® Index.

ACCESS FUND AND INVESTMENT RESOURCES

PRESS RELEASES

CONTACT US

HOW TO BUY

ABOUT HORIZONS ETFS U.S.

ACCESS EDUCATIONAL RESOURCES

BLOOMBERG ETF IQ – "TAKING AN OPTION ON THE NASDAQ 100

INVESTOR GUIDE TO COVERED CALL ETFS

TIPS FOR NAVIGATING VOLATILE MARKETS

Social Media Policy

Before investing you should carefully consider the fund's investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained on this website. Please read the prospectus carefully before you invest.

There are risks involved with investing, including possible loss of principal. Concentration in a particular industry or sector will subject the funds to loss due to adverse occurrences that may affect that industry or sector. Each sector fund is subject to its own specific risk factors. See prospectus for specific risks regarding fund. Investors in the funds should be willing to accept a high degree of volatility in the price of the fund's shares and the possibility of significant losses. International investing involves risks, including risks related to foreign currency, limited liquidity, less government regulation and the possibility of substantial volatility due to adverse political, economic or other developments. These risks often are heightened for investments in emerging/developing markets or in concentrations of single countries. Diversification may not protect against market risk or loss of principal. DAX and QYLD are considered **non-diversified** and may be subject to greater risks than a diversified fund.

QYLD and HSPX both engage in options trading. An option is a contract sold by one party to another that gives the buyer the right, but not the obligation, to buy (call) or sell (put) a stock at an agreed upon price within a certain period or on a specific date. A covered call option involves holding a long position in a particular asset, in this case U.S. common equities, and writing a call option on that same asset with the goal of realizing additional income from the option premium.

QYLD engages in writing covered call index options on the Nasdaq-100 Index and HSPX engages in writing covered call index options on the S&P 500® Index. By selling covered call options, the fund limits its opportunity to profit from an increase in the price of the underlying index above the exercise price, but continues to bear the risk of a decline in the index. A liquid market may not exist for options held by the fund. While the fund receives premiums for writing the call options, the price it realizes from the exercise of an option could be substantially below the indices current market price.

Horizons ETFs Management (US) LLC is the investment adviser of HSPX, DAX, QYLD, and USDX. The funds are distributed by Foreside Fund Services, LLC, which is not affiliated with Horizons ETFs Management (US) LLC or any of its affiliates.

Individual shares of the Horizons-branded exchange traded funds (the "funds") may be purchased or sold in the secondary market throughout the regular trading day on the New York stock exchange or Nasdaq exchange through a brokerage account. Brokerage commissions will reduce returns. However, shares are not individually redeemable directly from the funds. Each fund issues and redeems shares on a continuous basis, at NAV, only in blocks of shares ("creation units"), principally in-kind for securities included in the relevant index. The creation units for DAX, QYLD, HSPX, and USDX are 50,000 shares.

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"The Horizons ETF Board would like to make investors and shareholders aware of an upcoming proposed reorganization of our three funds. If shareholders approve the plan, the funds will be reorganized into a newly created series of Global X Funds. Under the reorganization, each of the funds will be managed in accordance with the same investment objective, and subject to substantially the same investment strategies, policies and risks immediately prior to the proposed re-organization.

Shareholders will not incur any sales loads or similar transaction costs as a result of the proposed reorganizations. The management fee and total annual fund operating expenses, net of applicable waivers, of each fund is expected to be the same after the reorganization. Based in part on management's recommendation, the Horizons ETF Board is recommending that shareholders vote "for" the approval of the plan to authorize the reorganization. Shareholders are encouraged to vote at proxyonline.com, by contacting FundProxy@horizonsetfs.com, or by calling toll free 1-800-967-5068"

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